Filed Pursuant to Rule 424(b)(2)
Registration No. 333-103994

Addendum to Prospectus Supplement Dated April 11, 2003

Dated: June 1, 2003

STATE OF ISRAEL
$1,250,000,000
THIRD JUBILEE ISSUE
DOLLAR BONDS (FIXED RATE)

The interest rate of each State of Israel Third Jubilee Issue Dollar Bond to be sold during the Sales Period commencing on June 1, 2003 and terminating on June 30, 2003 is:

Series A (Five Years): 3.75%	Series B (Ten Years): 5.10%

To ensure purchase of a Bond at such interest rate, the purchase price and all supporting documentation must be received by Development Corporation for Israel by June 25, 2003.

Effective as of May 30, 2003, the aggregate principal amount of the Third Jubilee Issue Dollar Bonds offered under this prospectus has been increased to $1,850,000,000.